                       Securities and Exchange Commission
                            Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934

                                AMENDMENT NO. 5

                           ONSITE ENERGY CORPORATION

                                (Name of Issuer)

                Class A Common Stock, Par Value $.001 Per Share

                         (Title of Class of Securities)

                                  68284P 10 8

                                 (CUSIP Number)

                                Cynthia S. Couch
                  Assistant Secretary and Assistant Treasurer
              Westar Industries, Inc. (f/k/a Westar Capital, Inc.)
                              818 S. Kansas Avenue
                              Topeka, Kansas 66612
                                 (785)575-1617

          (Name, Address, and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                    Copy to:

                                 Larry D. Irick
                              818 S. Kansas Avenue
                              Topeka, Kansas 66612
                                 (785)575-1625

                                January 25, 2001

            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisitions which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                        Amendment No. 5 to Schedule 13D

CUSIP NO. 68284P 10
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO.

      Westar Industries, Inc. 48-1092416
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4.
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      State of Kansas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          7,478,675
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
      PERSON              0

       WITH:       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                   10
                          7,478,675
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.
      7,478,675

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      33.04%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.
      CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

                        Amendment No. 5 to Schedule 13D

CUSIP NO. 68284P 10
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO.

      Western Resources, Inc. 48-0290150
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4.
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      State of Kansas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          7,478,675
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
      PERSON              0

       WITH:       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          7,478,675
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.
      7,478,675

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      33.04%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.
      CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

                        Amendment No. 5 to Schedule 13D

Item 1. Security and Issuer.
        -------------------

This statement on Schedule 13D ("Statement") relates to the Class A Common Stock par value $.001 per share ("Common Stock"), of Onsite Energy Corporation ("Company"). The principal executive offices of the Company are at 701 Palomar Airport Road, Suite 200, Carlsbad, California 92009.

Item 2. Identity and Background.
        -----------------------

(a-b) This statement is filed on behalf of Westar Industries, Inc. (formerly known as Westar Capital, Inc.) ("Westar") and Western Resources, Inc.("Western"). Westar and Western together are referred to herein as the "Reporting Persons." The business address of the Reporting Persons is 818 South Kansas Avenue, Topeka, Kansas 66612. A current list of executive officers and directors of the Reporting Persons is attached hereto as Exhibit A and is incorporated by reference herein to this Item 2 (a-b).

(c) Westar is a holding company that owns subsidiaries and investments dealing in the electronically monitored security business, the delivery and sale of natural gas, and energy-related products. Western is a company engaged in the production, purchase, transmission, distribution and sale of electricity, and through its subsidiaries and investments, the delivery and sale of electronically monitored security services, natural gas, and energy-related products. The current principal occupation or employment and the name and address of the corporation or other organization in which such employment is conducted for each of the executive officers and directors of the Reporting Persons is identified in Exhibit A and is incorporated by reference herein to this Item 2 (c).

(d-e) During the five years prior to the date hereof, neither of the Reporting Persons, nor, to the Reporting Persons' knowledge, any executive officer or director of the Reporting Persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons are both corporations organized under the laws of Kansas. All of the executive officers and directors of the Reporting Persons identified in Exhibit A are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

On March 19, 1999 and April 15, 1999 respectively, 10,320 and 15,446 shares of Series C Convertible Preferred Stock were acquired by the Reporting Persons from the Company as dividend payments on Common Stock.

Item 4. Purpose of Transaction.
        ----------------------

During 1999, the Reporting Persons acquired 25,766 shares of Series C Convertible Preferred Stock as dividend payments on Common Stock. During the period from November 20, 2000 through January 25, 2001, the Reporting Persons sold 291,425 shares of Common Stock on the open market. The decision to reduce their investment in the Company was based on the Reporting Persons' evaluation of existing market and economic conditions, the Company's business prospects, and

                        Amendment No. 5 to Schedule 13D

tax considerations.

The Reporting Persons shall continually review their ownership in the Company and based on their evaluation of market and economic conditions, applicable regulatory requirements, the Reporting Persons' contractual obligations entered into in connection with such investment, the Company's business prospects, and future developments, they may determine, from time to time, to modify their investment in the Company through any available means, including open market purchases or sales, privately negotiated transactions, or actions of the type enumerated in clauses (a) through (j) of Item 4 in the Instructions to Schedule 13D, 17 CFR 240.13d-101.

Item 5. Interest in Securities of Issuer.
        --------------------------------

(a) Based upon the Company's Form 10-QSB filed with the Securities and Exchange Commission on November 14, 2000, the Company had a total of 19,392,396 shares of Common Stock outstanding as of November 9, 2000. As a result of the acquisitions and dispositions by the Reporting Persons between March 1999 and January 2001, the Reporting Persons currently own 4,233,075 shares of Class A Common Stock and 649,120 shares of Class C Convertible Preferred Stock (which would be convertible to 3,245,600 shares of Common Stock). Assuming the conversion of the Class C Convertible Preferred Stock, the total outstanding Common Stock of the Company would be 22,637,996 shares, of which the Reporting Persons own 33.04%.

(b) The power to vote or dispose of the securities is shared by the Reporting Persons.

(c) The acquisitions and dispositions of shares which have occurred since the last Schedule 13D filed by the Reporting Persons are as follows:

Series C Preferred Stock acquired by Westar as dividend payments:

     Date           Shares       Price
     ----           ------       -----

     03/19/99       10,320       n/a
     04/15/99       15,446       n/a

Class A Common Stock sold by Westar in open market sales:

     Date           Shares       Price
     ----           ------       ------

     11/20/00       41,000       $.1073
     11/28/00       25,000       $.0900
     11/29/00       25,000       $.0900
     11/30/00       10,000       $.0900
     12/01/00       25,000       $.0850
     12/04/00       55,000       $.0650
     01/24/01       45,425       $.0965
     01/25/01       65,000       $.0800

Except as set forth in this Statement, neither the Reporting Persons, nor, to the best of the Reporting Persons' knowledge, any executive officer or director of the Reporting Persons beneficially owns any Common Stock or has engaged in any transaction in any such shares during the sixty day period immediately preceding the date hereof.

                        Amendment No. 5 to Schedule 13D

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect
        ---------------------------------------------------------------------
        to Securities of the Issuer.
        ---------------------------

A Waiver and Release Agreement was entered into by the Company, the Reporting Persons, Onsite Energy Services, Inc., a wholly owned subsidiary of the Company, Astra Resources, Inc. and WR Services, Inc, both wholly owned subsidiaries of Western, on March 15, 2000. The Reporting Persons waived their right, title and interest in dividends payable by the Company on October 15, 1999 and January 15, 2000 in exchange for the termination of certain non-compete provisions of the Plan and Agreement of Reorganization dated October 28, 1997 (filed previously and incorporated herein by reference) and the cancellation of certain obligations of the parties not related to the securities of the Company.

Item 7. Materials to be Filed as Exhibits.
        ---------------------------------

Exhibit A. Executive Officers and Directors of Westar Industries, Inc. and
           Western Resources, Inc.

Exhibit B. Waiver and Release Agreement dated as of March 15, 2000 by and among
           Onsite Energy Corporation (dba ONSITE SYCOM Energy Corporation), Onsite Energy Services, Inc. (fka Westar Business Services, Inc., and Onsite Business Services, Inc.), Western Resources, Inc., Westar Capital, Inc., Astra Resources, Inc. (fka Westar Energy, Inc.), and WR Services, Inc.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTAR INDUSTRIES, INC.

By: /s/ Cynthia S. Couch
    -------------------------
        Cynthia S. Couch
        Assistant Secretary and Assistant Treasurer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTERN RESOURCES, INC.

By: /s/ Larry D. Irick
    -------------------------
        Larry D. Irick
        Corporate Secretary

Dated: February 7, 2001

                        Amendment No. 5 to Schedule 13D

                                   EXHIBIT A
                                   ---------

          Executive Officers and Directors of Westar Industries, Inc.
                          and Western Resources, Inc.

Westar Industries, Inc. Executive Officers:

Name                   Position and Principal Occupation
----                   ---------------------------------

Paul R. Geist          President and Chief Executive Officer
                       Westar Industries, Inc.
                       818 S. Kansas Avenue, Topeka, KS 66612

                       Executive Director, Corporate Strategy
                       Western Resources, Inc.
                       818 S. Kansas Avenue, Topeka, KS 66612s

Greg A. Greenwood      Secretary and Treasurer
                       Westar Industries, Inc.
                       818 S. Kansas Avenue, Topeka, KS 66612

                       Senior Director, Corporate Finance
                       Western Resources, Inc.
                       818 S. Kansas Avenue, Topeka, KS 66612

Westar Industries, Inc. Directors:

Name                   Position and Principal Occupation
----                   ---------------------------------

Leroy P. Wages         Director
                       Westar Industries, Inc.
                       818 S. Kansas Avenue, Topeka, KS 66612

                       Controller
                       Western Resources, Inc.
                       818 S. Kansas Avenue, Topeka, KS 66612

Carl M. Koupal, Jr.    Director
                       Westar Industries, Inc.
                       818 S. Kansas Avenue, Topeka, KS 66612

                       Executive Vice President, Chief Administrative Officer Western Resources, Inc.
                       818 S. Kansas Avenue, Topeka, KS 66612

Douglas T. Lake        Director
                       Westar Industries, Inc.
                       818 S. Kansas Avenue, Topeka, KS 66612

                       Executive Vice President, Chief Strategic Officer Western Resources, Inc.

                         Amendment No. 5 to Schedule 13D

                         818 S. Kansas Avenue, Topeka, KS 66612

Western Resources, Inc. Executive Officers:

Name                     Position and Principal Occupation
----                     ---------------------------------

David C. Wittig          Chairman of the Board, President and Chief Executive
                         Officer Western Resources, Inc. 818 S. Kansas Avenue,
                         Topeka, KS 66612

Carl M. Koupal, Jr.      Executive Vice President, Chief Administrative Officer
                         Western Resources, Inc.
                         818 S. Kansas Avenue, Topeka, KS 66612

Douglas T. Lake          Executive Vice President, Chief Strategic Officer
                         Western Resources, Inc.
                         818 S. Kansas Avenue, Topeka, KS 66612

Thomas L. Grennan        Executive Vice President, Electric Operations
                         Western Resources, Inc.
                         818 S. Kansas Avenue, Topeka, KS 66612

Richard D. Terrill       Executive Vice President, General Counsel
                         Western Resources, Inc.
                         818 S. Kansas Avenue, Topeka, KS 66612

Rita A. Sharpe           Executive Vice President, Shared Services
                         Western Resources, Inc.
                         818 S. Kansas Avenue, Topeka, KS 66612

James A. Martin          Senior Vice President, Finance and Treasurer
                         Western Resources, Inc.
                         818 S. Kansas Avenue, Topeka, KS 66612

Western Resources, Inc. Directors:

Name                     Position and Principal Occupation
----                     ---------------------------------

David C. Wittig          Chairman of the Board
                         Western Resources, Inc.
                         818 S. Kansas Avenue, Topeka, KS 66612

                         President and Chief Executive Officer
                         Western Resources, Inc.
                         818 S. Kansas Avenue, Topeka, KS 66612

Frank J. Becker          Director
                         Western Resources, Inc.
                         818 S. Kansas Avenue, Topeka, KS 66612

                         Becker Investments, Inc.

                              Amendment No. 5 to Schedule 13D

                              1441 Wakarusa Drive, Suite 200
                              Lawrence, KS 66049

Dr. Gene A. Budig             Director
                              Western Resources, Inc.
                              818 S. Kansas Avenue, Topeka, KS 66612

                              Senior Advisor to the Commissioner of Baseball and Professor,
                              Princeton
                              Office of the Commissioner of Baseball
                              245 Park Avenue, 28th Floor
                              New York, NY 10167

Charles Q. Chandler, IV.      Director
                              Western Resources, Inc.
                              818 S. Kansas Avenue, Topeka, KS 66612

                              Chairman of the Board, President and Chief Executive Officer
                              INTRUST Bank
                              105 N. Main Street
                              Wichita, KS 67202

Douglas T. Lake               Director
                              Western Resources, Inc.
                              818 S. Kansas Avenue, Topeka, KS 66612

                              Executive Vice President, Chief Strategic Officer
                              Western Resources, Inc.
                              818 S. Kansas Avenue, Topeka, KS 66612

Owen F. Leonard               Director
                              Western Resources, Inc.
                              818 S. Kansas Avenue, Topeka, KS 66612

                              President and Treasurer
                              KL Industries, Inc.
                              Park 80 West, Plaza One
                              Saddle Brook, NJ 07663-5807

John C. Nettels, Jr.          Director
                              Western Resources, Inc.
                              818 S. Kansas Avenue, Topeka, KS 66612

                              Partner
                              Morrison & Hecker, LLP
                              9 Corporate Woods, Suite 450
                              9200 Indian Creek Parkway
                              Overland Park, KS 66210-2008

Jane Dresner Sadaka           Director
                              Western Resources, Inc.

                         Amendment No. 5 to Schedule 13D

                         818 S. Kansas Avenue, Topeka, KS 66612

Louis W. Smith           Director
                         Western Resources, Inc.
                         818 S. Kansas Avenue, Topeka, KS 66612

                         President and Chief Executive Officer
                         Ewing Marion Kauffman Foundation
                         4801 Rockhill Road
                         Kansas City, MO 64110-2046

                                   EXHIBIT B

                          WAIVER AND RELEASE AGREEMENT

This Waiver and Release Agreement (this "Agreement") is made effective on March 15, 2000, by and among Onsite Energy Corporation dba ONSITE SYCOM Energy Corporation ("Onsite"), Onsite Energy Services, Inc. (fka Westar Business Services, Inc., and Onsite Business Services, Inc.) ("OES"), Western Resources, Inc. ("Western"), Westar Capital, Inc. ("Westar Capital"), Astra Resources, Inc. (fka Westar Energy, Inc.) ("Astra"), and WR Services, Inc. ("WR"), with reference to the following:

     A. Westar Capital is the holder of all of the issued and outstanding shares of Onsite Series C Convertible Preferred Stock (the "Series C Stock"), and under the Certificate of Designations for the Series C Stock, holders of the Series C Stock are entitled to certain annual dividends that are to be paid quarterly, provided the declaration and payment of such dividends is permissible under the General Corporation Law of the State of Delaware.

     B. Dividends were declared and paid as required for each of the quarters through April 15, 1999; however, under Delaware law dividends on the Series C Stock could not be declared and paid as required on July 15, 1999, October 15, 1999, or January 15, 2000. Pursuant to the Certificate of Designations, if, at any time, four or more quarterly dividends, whether or not consecutive, on the Series C Stock are in default, in whole or in part, the holders of the Series C Stock are entitled to elect a majority of the Board of Directors of Onsite.

     C. Onsite and Western are parties to that certain Non-Compete Agreement dated effective as of October 31, 1997 (the "Western Non-Compete"), pursuant to which Western agreed to not engage in certain activities or perform certain services without the authorization of Onsite for a period of five (5) years. Additionally, Onsite, OES, Westar Capital and Astra are parties to that certain Plan and Agreement of Reorganization dated October 28, 1997 (the "Reorganization Plan"), pursuant to which Astra agreed in Section 8.3 thereof to not engage in certain activities or perform certain services without the authorization of Onsite for a period of five (5) years.

     D. As a result of the Western Non-Compete and non-compete provisions of the Reorganization Plan, certain work performed for certain customers of Western (and/or its affiliates, including Westar Capital and Astra) was being performed by Onsite or its subsidiary, OES, under job releases executed under that certain Master Construction Contract dated February 12, 1999, between OES (fka Onsite Business Services, Inc.) and WR (or under the prior construction services agreement between Western and OES) (collectively, the "WR Construction Contract").

     E. Western and Westar Capital desire to waive their rights to certain dividends in exchange for the termination by Onsite of the Western Non-Compete and the non-compete provisions of the Reorganization Plan, and Onsite, WR and Western desire to terminate the latest job release executed by Onsite and WR for the performance of certain work for Boeing Commercial Airplane Group, Wichita Division ("Boeing"), in exchange for the cancellation of certain amounts due and owing by OES to Western and WR for payments made by Western and/or WR to Utility Contractors, Inc. ("Utility Contractors"), and the parties desire to execute this Agreement to evidence the foregoing.

                        Amendment No. 5 to Schedule 13D

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties agree as follows:

1.    Waiver of Dividends; Termination of Non-Compete Provisions. Western and
      ----------------------------------------------------------
Westar Capital, on behalf of themselves, their affiliates and all of their shareholders, directors, officers, agents, employees, attorneys and other representatives, hereby waive all of their right, title and interest in and to
(i) the dividend that was due and payable on October 15, 1999, by Onsite on the Series C Stock (which, if paid in shares of Series C Stock, would have been equal to 16,208 shares); and (ii) the dividend that was due and payable on January 15, 2000, by Onsite on the Series C Stock (which was payable in cash and was equal to $83,015.28) (collectively, the "Waived Dividends"). In exchange for the Waived Dividends, Onsite and OES hereby acknowledge and agree that the Western Non-Compete and the non-compete provisions set forth in Section 8.3 of the Reorganization Plan be, and the same hereby are, terminated, and Western and Astra are hereby released from any further obligations or responsibilities thereunder (provided that, except as modified herein, all other provisions of the Reorganization Plan shall remain in full force and effect). Western and Westar Capital, on behalf of themselves, their affiliates and all of their shareholders, directors, officers, agents, employees, attorneys and other representatives, hereby acknowledge and agree that the Waived Dividends shall not be considered as being in default, and thus any rights of Western and/or Westar Capital, or their affiliates, shareholders, directors, officers, agents, employees, attorneys and other representatives to exercise any rights under the Certificate of Designations for the Series C Stock or other document or agreement that arise upon the default of four (4) or more quarterly dividends may not be exercised until Onsite is in default in the payment of four (4) or more quarterly dividends other than the Waived Dividends. Furthermore, Western and Westar Capital hereby agree to indemnify, defend and hold harmless Onsite, its shareholders, directors, officers, agents, employees, attorneys and other representatives from and against any claims, actions, damages or liabilities being claimed by any affiliate, shareholder, director, officer, agent, employee, attorney or other representative of Western and/or Westar Capital, or any third party for, on behalf of or for the benefit of Western and/or Westar Capital and arising out of, relating to or resulting from the waiver by Western and Westar Capital of the Waived Dividends as set forth herein.

2.    Cancellation of Job Release and Utility Contractors Obligation.  In 1999,
      --------------------------------------------------------------
Western and/or one of its affiliates, on behalf of OES, paid Utility Contractors, a subcontractor of OES, for certain work performed by Utility Contractors for OES (the "UC Debt"). Western and/or one of its affiliates subsequently has been utilizing certain funds received by Western that otherwise would be due and owing to OES for work performed for Boeing to repay the UC Debt. On March 12, 2000, WR and OES executed a job release (or similar document) for the performance of work on a 138kW circuit breaker replacement for Boeing (the "Job Release"). Western and WR, on behalf of themselves, their affiliates and their shareholders, directors, officers, agents, employees, attorneys and other representatives, hereby cancel the remaining balance of the UC Debt (that is, $6,561.77) and hereby release Onsite and OES from any and all obligation and/or liability for the repayment of the same. In exchange for the cancellation by Western and/or WR of the UC Debt, the parties hereby agree that the Job Release be, and the same hereby is, canceled and terminated, and that Western, WR, Onsite and OES are hereby released from any further obligations or responsibilities thereunder. Except as modified herein, all other provisions of the WR Construction Contract shall remain in full force and effect.

3.    Representations and Warranties of the Parties.  Each of the parties hereby
      ---------------------------------------------
represent and warrant to the others that (i) it is duly authorized to enter into this Agreement and to perform

                         Amendment No. 5 to Schedule 13D

the terms and conditions hereunder, and (ii) it is the sole owner of and has not assigned, transferred or conveyed any of the rights, claims or obligations being terminated, canceled and/or released hereunder. Westar Capital further represents and warrants to Onsite that Westar Capital has not sold or otherwise transferred any shares of the Series C Stock and Onsite represents and warrants to Westar Capital that Onsite has not issued shares of the Series C Stock to any entity other than Westar Capital.

4.    Miscellaneous.  This Agreement constitutes the entire agreement of waiver
      -------------
and release among the parties. The provisions of this Agreement can be modified only by a writing that expressly states that modification of this Agreement is intended. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided hereunder or in a writing signed by the party against whom any such waiver is sought to be enforced. This Agreement shall be binding on and inure to the benefit of the heirs, successors and assigns of the respective parties. This Agreement shall be interpreted and enforced under the laws of the State of California, and may be executed in any number of counterparts and by facsimile, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date first set forth above.

ONSITE ENERGY CORPORATION                   WESTERN RESOURCES, INC.
dba ONSITE SYCOM Energy Corporation

By: /s/ Richard T. Sperberg                    By: /s/ Rita A. Sharpe
   ---------------------------                    ------------------------
  Richard T. Sperberg, CEO                     Name:  Rita A. Sharpe
                                               Title: V.P., Shared Services


ONSITE ENERGY SERVICES, INC.                WESTAR CAPITAL, INC.
(fka Westar Business Services, Inc. and
Onsite Business Services, Inc.)

By: /s/ Richard T. Sperberg                    By: /s/ Lee Wages
   ---------------------------                    ------------------------
  Richard T. Sperberg, President               Name:  Lee Wages
                                               Title: President


                                            ASTRA RESOURCES, INC.
                                            (fka Westar Energy, Inc.)

                                               By: /s/ Lee Wages
                                                   ------------------------
                                               Name:  Lee Wages
                                               Title: President


                                            WR SERVICES, INC.

                                               By: /s/ Cynthia S. Couch
                                                   ------------------------

                         Amendment No. 5 to Schedule 13D

                                         Name:  Cynthia S. Couch
                                         Title: Secretary and Treasurer

                                 Page 14 of 14